      Filed by Board of Trade of the City of Chicago, Inc. (CBOT)
      Subject Company -- Board of Trade of the City of Chicago, Inc. Pursuant to Rule 425 under the Securities Act of 1933
      File No. 333-54370

                                  *  *  *  *

The following press release was distributed on August 29, 2001 and is currently available on the CBOT's Internet site and intranet sites, MemberNet and OnBoard.


[LOGO - CBOE]                                  [CHICAGO MERCANTILE EXCHANGE INC]


                                   Contacts:
 Carol E. Kennedy                                            Ellen G. Resnick
 312/786-7323                                                312/930-3435
 kennedyc@cboe.com                                           news@cme.com


                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

           CBOE, CME, CBOT NAME WILLIAM RAINER TO HEAD JOINT VENTURE
                            ON SINGLE-STOCK FUTURES

     Appoint Eight Representatives To Serve On Joint Venture Board Of Directors
     --------------------------------------------------------------------------

     CHICAGO, August 29, 2001 - Chicago Mercantile Exchange Inc. (CME), the Chicago Board Options Exchange (CBOE) and the Chicago Board of Trade (CBOT) today announced the appointment of William J. Rainer to serve as Chairman and Chief Executive Officer of their recently announced joint venture to trade single-stock futures contracts. Rainer, former Chairman of the Commodity Futures Trading Commission (CFTC), is a co-founder and former Managing Director of Greenwich Capital Markets, Inc., a primary dealer of government securities.

     The exchanges also announced the appointment of eight initial members to serve on the joint venture's Board of Directors.

     "Bill Rainer's experience encompasses the worlds of investment, trading and market regulation, and his track record of vision and innovation are ideal for the new CME-CBOE-CBOT joint venture on single-stock futures," said Scott Gordon, Chairman of CME. "Bill's knowledge and experience will enable him to hit the ground running in meeting customers' needs for single-stock futures."

  "The CBOE-CME-CBOT joint venture is an historic development for Chicago, and it was important to find the right person, capable of meeting the many challenges that lie ahead," said CBOE Chairman and Chief Executive Officer William Brodsky. "Bill Rainer's depth of experience in a multitude of areas, and the leadership he will provide, will be a major asset for the joint venture."

  "This is an exciting opportunity. Given the unique composition of our ownership, and the depth and quality of resources available to our company, we are positioned to provide a strong marketplace for single-stock futures. I am eager to move to Chicago and to get started," Rainer said.

  Rainer served as Chairman of the CFTC from August 1999 until early this year. Under his leadership, the CFTC embarked on unprecedented regulatory reform, including support of the Commodity Futures Modernization Act of 2000, which allows
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CBOE/CME/CBOT NAME WILLIAM RAINER TO HEAD JOINT VENTURE
the introduction of single-stock futures later this year. Prior to his CFTC appointment, Rainer was Chairman of the United States Enrichment Corporation from 1994 until 1998.

  Rainer's securities industry experience includes having co-founded
Greenwich Capital Markets in 1981, where he served as Managing Director of the firm until 1987. Earlier, he held positions at Kidder, Peabody & Co., Inc., including manager of corporate bond trading and director of fixed income marketing. Rainer earned bachelor of arts and master of business administration degrees from Southern Methodist University.

  Additionally, the CBOE-CME-CBOT joint venture announced the appointment of eight initial members to serve on its Board of Directors:

  . William Rainer, Chairman of the Board and Chief Executive Officer . William Brodsky, Chairman and Chief Executive Officer, CBOE
  .  Scott Gordon, Chairman of the Board, CME
  .  Mark Duffy, Vice Chairman, CBOE
  .  James McNulty, President and Chief Executive Officer, CME
  .  Leo Melamed, Chairman Emeritus and Senior Policy Advisor, CME
  .  Ed Joyce, President and Chief Operating Officer, CBOE
  .  David Vitale, President and Chief Executive Officer, CBOT

  CBOE and CME--the world's largest options exchange and the largest futures exchange in the United States, respectively--announced on May 14 the creation of a joint venture to introduce single-stock futures. The joint venture will be a for-profit company with its own management and board and will be separately organized as a regulated exchange.

  Single-stock futures are expected to bring new efficiencies to securities trading, securities lending and corporate hedging activities. They will be traded electronically on the joint venture exchange, and orders may be entered through both the new CBOEdirectTM electronic platform and CME's GLOBEX2 electronic trading system. CBOT traders will have full access to trade the products, adding to the market's liquidity.

  The Chicago Board Options Exchange created and launched the first listed options on stocks in 1973 and the first index options in 1982. Today, CBOE lists options on more than 1,500 stocks and on over 40 indexes, such as the S&P 500, the Dow Jones Industrial AverageSM, the Russell 2000, the Nasdaq-100, and the S&P 100. It remains the world's largest and most successful options marketplace.

  Chicago Mercantile Exchange Inc. launched the first successful stock index futures contracts on the S&P 500 in 1982. Today, CME trades futures and futures options on indexes including the S&P 500, Nasdaq-100, S&P MidCap 400, Russell 2000,

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CBOE/CME/CBOT NAME WILLLIAM RAINER TO HEAD JOINT VENTURE

FORTUNE e-50/TM/, S&P/BARRA Growth and Value Indexes, and Nikkei 225, as well as its electronically traded E-mini S&P 500 and E-mini Nasdaq-100 contracts - the fastest growing products in the exchange's history. CME also trades interest rate, foreign exchange and commodity products. On November 13, 2000, CME demutualized and became a for-profit, shareholder-owned corporation.

  The CBOT has an established and active market in equities through its Dow Jones Industrial AverageSM futures and options products, which trade via open outcry and on the exchange's electronic trading platform. The CBOT's equities sector will be expanded with the launch of its mini-sized DJIASM futures on September 30, 2001, and its DowSMJones-AIG Commodity Index in the fourth quarter of 2001, both on the exchange's electronic platform. In addition, the CBOT provides a diverse mix of more than 60 futures and futures-options contract markets for major agricultural and a broad range of interest rate products via its open outcry and electronic trading platforms.


Except for the reported historical information, matters discussed in this release are forward-looking statements that are subject to risks and uncertainties. The factors that could cause actual results to differ materially are discussed in CME's filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this release. CME undertakes no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this release.

S&P, S&P 500, S&P/BARRA Growth, S&P/BARRA Value, S&P MidCap 400, Nasdaq-100, Russell 2000 and other trade names, service marks, trademarks and registered trademarks that are not proprietary to Chicago Mercantile Exchange Inc. or Chicago Board Options Exchange are the property of their respective owners, and are used herein under license. The FORTUNE e-50 Index (the "Index") is a trademark of FORTUNE, a division of Time Inc., which is licensed for use by the Chicago Mercantile Exchange Inc. in connection with futures and options on futures (the "Products"). The Products have not been passed on by FORTUNE for suitability for a particular use. The Products are not sponsored, endorsed, sold or promoted by FORTUNE. FORTUNE makes no warranty and bears no liability with respect to such Products. FORTUNE makes no warranty as to the accuracy and/or completeness of the Index or the data included therein or the results to be obtained by any person from the use of the Index or the data included.

While the Board of Trade of the City of Chicago, Inc. (CBOT)/R/ has filed a Registration Statement on Form S-4, including a preliminary proxy statement and prospectus, regarding the restructuring transactions with the SEC, it has not yet become effective, which means it is not yet final. CBOT/R/ members are urged to read the final Registration Statement on Form S-4, including the final proxy statement and prospectus, regarding the restructuring transactions referred to above, when it is finalized and distributed to members, as well as the other documents which the CBOT/R/ has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision. Members may obtain a free copy of the final prospectus, when it becomes available, and other documents filed by the CBOT/R/ at the SEC's web site at www.sec.gov. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

"Dow Jones," "AIG(R)," "Dow Jones-AIG Commodity IndexSM," and "DJ-AIGCI SM" are service marks of Dow Jones and Company, Inc. and American International Group, Inc., as the case may be, and have been licensed for use for certain purposes by the CBOT. The CBOT Dow Jones-AIG Commodity Index futures and futures options are not sponsored, endorsed or sold by Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, and none of Dow Jones, AIG, American International Group, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such product(s).

"Dow Jones," "Dow Jones Industrial Average," and "DJIA" are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by the CBOT. The CBOT's futures and futures options contracts based on the Dow Jones Industrial Average are not sponsored, endorsed, sold or promoted by Dow Jones, and Dow Jones makes no representation regarding the advisability of trading in such product(s).



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